Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


It's all about growth. Notes for remarks by Paul M. Tellier, President and Chief Executive Officer, Canadian National Railway Company, at the 2000 Annual Meeting of Shareholders, Montreal, Quebec, April 19, 2000.

It's time to deliver. This is a sentiment shared by everyone at CN. We've had truly an exceptional year in 1999. But this is just the beginning.

We are now poised for a new era of growth. We are in a very strong position because, of all the railroads of North America, CN has been in the forefront of change. We're not resistant to change. We are promoting change more quickly. We want to be a railroad for the new economy.


                           Five years of achievement
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Look how much we have changed since we gathered in Montreal in 1996 for our first annual meeting of shareholders.

In 1995, we had $3.9 billion in revenues; in 1999, as Claude Mongeau, CN's senior vice-president and chief financial officer, reported, we had $5.2 billion - an increase of one-third.

In 1995, we reported operating income of $425 million; last year, it was $1.5 billion - more than triple.

Net income, excluding non-recurring items, was $398 million in 1995; last year, $746 million - nearly double.

We now have the best balance sheet in the industry and strong free cash flow.

We closed 1995 with an operating ratio of 89, near the back of the pack. We closed 1999 at 72, at the front of the pack.

CN's stock price on the Toronto Stock Exchange on December 31, 1995, on a post-split equivalent basis, was $15.63. On December 31, 1999, the stock closed at $38.20. A 144 per cent gain in just four years. Not bad for a company that doesn't end with dot-com and actually has assets, revenue and earnings.


                             More than just numbers
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But the numbers don't tell the whole story. We are now North America's railroad
- with a continental reach to three coasts.

Above all, we have seen an enormous change in CN's corporate culture. We have become more entrepreneurial and customer focused. We are widely acknowledged as the industry's leader in service.


                     1 Notes for remarks by Paul M. Tellier

                              Operational results
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Over the past two years, under CN's executive vice-president and chief operating officer Hunter Harrison's strong leadership, we have made important changes to our operations.

We merged our network with Illinois Central. I am very proud that our merger went so smoothly and that it has set a standard for how a combination can be accomplished without disruption.

We also implemented a new service plan built on the concept of a scheduled railroad. It re-defines service in the rail industry. We are now operating above our on-time performance target of 90 per cent for carload and intermodal services.

We sharpened our customer focus through a new organizational structure. It brings marketing and operations closer to the customer in each of our five geographic divisions. We want to be as nimble as a small railroad, and able to respond to the needs of smaller customers. Yet we have the continental reach of a major carrier.

We are realizing a vision that would have seemed impossible four years ago. It's a vision we set out at our second annual meeting of shareholders - the vision to become the best railroad in North America.


                               A work in progress
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We've come a long way in a very short time. Are we satisfied? No. We have said this before, we say it again: CN is a work in progress.

I share the deep sense of loss for our employees who were fatally injured last year. We will never be satisfied as long as we fall short of our goal of everyone working safely every day.

CN has made good progress through a strong focus on asset productivity and cost containment. But increasingly our future depends on profitably growing the business.

We will not be satisfied until we give our shareholders the return they deserve.

We still have a long way to go to give shippers the service they need to compete in their end markets. We do this, and we will increase shareholder value.

That's a message I gave in Montreal four years ago. I repeat it today.


                     2 Notes for remarks by Paul M. Tellier

                                 Montreal roots
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But today, I am also very proud to be in Montreal for our annual meeting, and to celebrate how far we have come, celebrate how much we have changed, and celebrate here in the city where our roots are very deep.

This is our headquarters. This is our home. We make a strong commitment to the community here.

We contribute $45 million annually in provincial taxes and we donate to very worthy community causes, including the Montreal Museum of Fine Arts, Centraide, McGill University, Universite du Quebec a Montreal, Sainte-Justine Hospital, the Jewish General Hospital Foundation, and the Montreal Heart Institute.

We have close to 4,000 employees in the province of Quebec, with a payroll of almost a quarter billion dollars.


                             Employees contribution
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In Quebec, as throughout the system, our employees have embraced the challenge of the new CN. Today, I am very pleased to see so many of our employees here at the annual meeting of shareholders. I am very proud of our employees here and throughout our system and of what you have accomplished. You should also be very proud of the job you have done.

I want to draw special attention this morning to two Montreal employees who have distinguished themselves in the past year.

Sherri Stark and Ron Payne worked with their colleagues in Alberta to clinch a contract with two customers, Husky and Trans-Canada Midstream. They came up with a proposal that beat out the competition and won CN millions of dollars in new business.

Last year they received the President's Award for Excellence in the category of new business opportunities. We're very proud to have them here today. I would ask Sherri and Ron to please rise, and let us all give them a warm round of applause for a job well done.


                                    CN logo
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At this first meeting of shareholders for a new century, I would also like to pause for a moment to celebrate an important anniversary for our company.


                     3 Notes for remarks by Paul M. Tellier

Forty years ago, CN redesigned its corporate look. We changed the color schemes on our equipment and material and the look of our publications.

The changes were built around a new logo. The logo was bold and contemporary in 1960. Its simplicity has kept it bold and contemporary ever since.

We're very proud of it. It is one of the most widely recognized trademarks in Canada. It expresses our commitment to keeping up with the pace of change. We're making it a symbol for efficient rail operations, and especially, top service for customers.


                              CN/BNSF combination
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I would now like to turn to the challenges and opportunities that are ahead for
2000.

When we planned for this annual meeting of shareholders, we had expected to vote on a proposed combination with Burlington Northern Santa Fe.

Shareholders will recall that, last December, we announced that CN and BNSF would combine to form a new entity, called North American Railways, Incorporated, which would have its headquarters here in Montreal.

The two railroads would retain their identity as operating companies, but would function as an integrated rail network under common ownership and leadership. They would share a railroad network with a continental reach, with critical new north-south corridors, and new gateways to Mexico.

Our objective is to be the best railroad in North America.

Combining CN with BNSF is a perfect fit. We are combining:

o    the two most efficient railroads;

o    the two leaders in service; and

o    the two best financial performers.

The CN/BNSF combination is also perfectly aligned with our economy and our customers' needs.

First, consider how much north-south trade is growing:

o    Canada-U.S. trade is growing by 10 per cent;

o    Canada-Mexico trade, by 15 per cent; and

o    U.S.-Mexico trade, by 15 per cent per year.


                     4 Notes for remarks by Paul M. Tellier

Shippers are looking for ways to extend their reach on north-south corridors.

Second, the North American economy is becoming more integrated. Forty-two per cent of Canada's GDP is exported, and 85 per cent of our exports go to the U.S.

Third, more and more, our customers themselves are becoming North American. Of our top 20 customers, only a third are located just in Canada. Two-thirds have facilities in at least two of the three NAFTA nations. They need excellent North American transportation service.

Fourth, the combination would create new north-south corridors that would enable us to compete against trucks more effectively.

And fifth, the combination would give us the size that would bring cost efficiencies.

Such a combination would increase competition in the transportation sector. It would provide shippers with new options. It would build shareholder value.

However, after four days of hearings in Washington last month, the Surface Transportation Board has placed a 15-month moratorium on any merger activity.

We are very unhappy with this development. We are challenging the moratorium in the courts. Our objective is to secure a prompt STB review of our transaction, based on its own merits, so that the combination can proceed in 2001.


                                Targets for 2000
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In the meantime, we will not let up on our efforts to create a different and better railroad:

o    finely attuned to customer needs;

o    bold in its vision of what a transportation company can do;

o    aggressive in the way that it builds value for its shareholders.

Through changes like these, CN will revitalize rail service in North America.

Here are our targets for 2000:

o    revenue growth: We want to see a four per cent increase;

o    operating ratio: 70 per cent;


                     5 Notes for remarks by Paul M. Tellier

o    on-time performance: 90 per cent.

This year - as with every year - our biggest challenge is to operate the safest railroad in North America. Safety is an attitude and a mindset that everyone brings to their work every day. Safety is the true test of a well run railroad.


                     6 Notes for remarks by Paul M. Tellier

Our challenge for 2000 and beyond is to grow the business. Win new customers who can tap new markets. Win new business by taking it away from the trucks. Prove that rail is the mode for the 21st century economy.

Fellow shareholders, no railroad has changed more than CN in the four years since we last met in Montreal. But no railroad will change more in the years ahead.

We are determined to grow our business. Determined to build upon our achievements. Determined to take advantage of our unique position in North America and use it to create value for shareholders.

Thank you.









Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). In addition, any documents incorporated by CN by reference in the joint proxy statement/circular/prospectus are available without charge from CN, as described on page three of the joint proxy statement/circular/prospectus.